News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING PROVIDES NOTICE OF RELEASE OF 2008 FIRST QUARTER FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, April 3, 2008 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its 2008 first quarter financial results on Monday, April 21, 2008 following the close of markets.

Boyd Payne, President of Fording Canadian Coal Trust, will host a conference call with analysts to discuss the results on Tuesday, April 22, 2008 at 7:30 a.m. MDT, 9:30 a.m. EST. Individual investors and the media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-866-898-9626 or 416-340-2216 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Friday, April 25, 2008 by dialling 1-800-408-3053 or
416-695-5800 and entering passcode 3257699#.

A live and archived audio Webcast / Podcast of the conference call will also be available on Fording’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world's second largest seaborne exporter of high quality metallurgical coal to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Najda Dupanovic

Coordinator, Investor Relations

403-260-9892

Email: investors@fording.ca

Website: www.fording.ca